Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2010 and 2009 is as follows (in thousands, except per unit amounts):

	Quarter Ended
2010	December 31	September 30		June 30		March 31
Rental and related revenue	$228,868	$230,781		$206,351		$212,242
General contractor and service fee revenue	100,971	132,351		168,398		113,641
Net income (loss) attributable to common unitholders	$9,752	$35,105		$(43,603)		$(15,713)
Basic income (loss) per Common Unit	$0.04	$0.13		$(0.19)		$(0.07)
Diluted income (loss) per Common Unit	$0.04	$0.13		$(0.19)		$(0.07)
Weighted average Common Units	257,420	257,383		233,486		230,760
Weighted average Common Units and potential dilutive securities	257,420	257,383		233,486		230,760

2009	December 31	September 30		June 30		March 31
Rental and related revenue	$213,542	$210,935		$210,316		$207,438
General contractor and service fee revenue	114,097	100,880		129,444		105,088
Net income (loss) attributable to common unitholders	$(3,122)	$(332,428	)(1)	$(33,457	)(2)	$24,307
Basic income (loss) per Common Unit	$(0.02)	$(1.44)		$(0.16)		$0.15
Diluted income (loss) per Common Unit	$(0.02)	$(1.44)		$(0.16)		$0.15
Weighted average Common Units	230,629	230,599		214,015		155,254
Weighted average Common Units and potential dilutive securities	230,629	230,599		214,015		155,747

(1)	Amount includes $284.8 million of non-cash impairment charges.

(2)	Amount includes $17.7 million of non-cash impairment charges.